Exhibit 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six months ended June 30,
	2013	2012

Earnings from continuing operations before income taxes	$294	$349
Less: Equity earnings	(33)	(31)
Add: Total fixed charges deducted from earnings	131	129
Dividends received from equity investees	36	27

Earnings available for payment of fixed charges	$428	$474

Fixed charges

Interest expense	$128	$126
Portion of operating lease rental deemed to be interest	3	3

Total fixed charges deducted from earnings and fixed charges	$131	$129

Ratio of earnings to fixed charges	3.8	3.7